UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2008.
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from                      to                     .
Commission File Number: 0-16284
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TechTeam Global Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TechTeam Global, Inc.
27335 W. 11 Mile Road
Southfield, MI 48033

TechTeam Global Retirement Savings Plan
Audited Financial Statements and Supplemental Schedules

Report of Independent Registered Public Accounting Firm
Plan Administrator
TechTeam Global Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the TechTeam Global Retirement Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year then ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008, and Schedule of Reportable 5% Transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Detroit, MI
June 22, 2009

TechTeam Global Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Investments, at fair value:
Pooled separate accounts	$5,083,051	$9,559,495
Mutual funds	2,600,792	3,425,123
Unallocated contracts	1,891,879	1,366,317
TechTeam Global, Inc. common stock	3,168,944	6,647,198
Participant loans	593,392	639,972

Total investments	13,338,058	21,638,105

Contributions receivable:
Participants	61,366	192,826
Employer	28,157	90,843

Total contributions receivable	89,523	283,669

Net assets available for benefits	$13,427,581	$21,921,774

See accompanying notes.

TechTeam Global Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2008

Additions
Investment income:
Dividends and interest	77,365

Total investment income	77,365

Contributions:
Participants	1,994,963
Employer	929,457
Rollover	46,440

Total contributions	2,970,860

Total additions	3,048,225

Deductions
Net depreciation in fair value of investments	8,596,678
Benefits paid to participants	2,935,923
Administrative fees	9,817

Total deductions	11,542,418

Decrease in net assets available for benefits	(8,494,193)

Net assets available for benefits at beginning of year	21,921,774

Net assets available for benefits at end of year	$13,427,581

See accompanying notes.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements
December 31, 2008
1. Description of the Plan
The following description of the TechTeam Global Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible, full-time employees of TechTeam Global, Inc. (the “Company”) and TechTeam Cyntergy, LLC, a domestic subsidiary of the Company. Employees of other domestic subsidiaries of the Company are covered under a separate plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees become eligible to participate in the Plan on the first day of the month following three months from their date of hire.
Contributions
Participants may contribute up to 75% of pretax annual compensation, as defined in the Plan document, subject to the legislated limitations. Participants may also contribute amounts representing distributions from other qualified plans. A participant may direct their contributions to any of the Plan’s fund options.
The Company may make discretionary matching contributions to the Plan, which are contributed into the TechTeam Global Stock Fund. During 2008, the Company elected to make matching contributions on a dollar-for-dollar basis on the first 1% of a participant’s base compensation and match an additional 50 cents on each dollar contributed that is between 1% to 6% of a participant’s base compensation. During 2007, the Company elected to make matching contributions on a dollar-for-dollar basis up to 3% of a participant’s base compensation.
Participants generally cannot redirect Company contributions to other fund options. In 2007, the Company implemented rules relating to the Pension Protection Act of 2006, which require plans to allow participants the option to diversify from employer stock. As a result, participants age 55 and older had 100% of their employer match transferred to a diversifiable fund, whereby each participant has an option to transfer Company contributions into investments other than the TechTeam Global Stock Fund. Participants with more than three years of service had 33% of their employer match transferred to the diversifiable fund. In 2007, a total of $1.7 million was transferred to the diversifiable fund.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)
1. Description of the Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions, investment earnings and Plan expenses. Allocations are based on participant earnings or account balances, as defined.
Vesting
Participants are immediately vested in their contributions. The Plan’s vesting provisions changed effective January 1, 2008, such that participants will become fully vested in Company contributions upon completion of two years of service, as well as upon death, disability or retirement. Participants hired prior to January 1, 2008 became fully vested in Company contributions upon completion of one year of service, as well as upon death, disability or retirement at designated ages.
Forfeitures
The Company is permitted to use forfeited balances to reduce future employer contributions. At December 31, 2008 and 2007, forfeited account balances totaled $29,316 and $20,931, respectively.
Loans to Participants
Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or the greater of 50% of their vested account balance or $10,000 reduced by any outstanding loan balance on the date the new loan is made. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the participant’s account balance and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)
1. Description of the Plan (continued)
Payment of Benefits
A participant will receive a lump-sum distribution equal to the value of his or her account upon termination of service, death, disability or retirement. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, the amount in each participant’s account would become 100% vested and would be distributed to each participant in accordance with distribution policies set forth in the Plan.
Fees and Expenses
All expenses incurred by the Plan, consisting primarily of administrative costs, are paid by the Plan. The cost of the annual audit of the Plan’s financial statements is paid by the Company.
2. Summary of Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ from those estimates.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)
2. Summary of Accounting Policies (continued)
Investments
Investments consist of mutual funds, pooled separate accounts, TechTeam Global, Inc. common stock and an unallocated contract. The fair value of participation units owned by the Plan in mutual funds and pooled separate accounts is based on quoted redemption values on the last business day of the Plan year. The TechTeam Global Stock Fund is administered as a pooled separate account and is stated at fair value. Investment in the unallocated contract is stated at the contract value, which approximates fair value. Participant loans are stated at the amount of their outstanding balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan provides the Principal Fixed Income Guaranteed Option (“PFIGO”), a benefit-responsive group annuity contract issued by Principal Life Insurance Company (“PLIC”), as an investment option for participants. The objective of this investment option is to guarantee principal and provide a stated interest crediting rate backed by PLIC. Characteristics of this investment option allow for the principal value to remain stable regardless of the volatility of the bond markets. The PFIGO is a group annuity contract with a fixed rate of interest. Under the existing contract, the interest crediting rate is adjusted on a semi-annual basis and will not be less than the guaranteed minimum interest rate, which was 3% in 2008 and 2007. The average yield earned (interest credited) by the Plan and credited to participants was 4.63% and 4.65% in 2008 and 2007, respectively. Changes in future interest crediting rates will not be reported as an adjustment from fair value to contract value since fair value is considered book value less an early withdrawal charge for benefit-responsive investment contracts.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)
3. Nonparticipant-Directed Investments
Information about the significant components of changes in assets relating to the TechTeam Global Stock Fund was as follows:

Balance at December 31, 2007	$6,647,198
Employer contributions	992,143
Participant contributions	60,398
Depreciation in fair value of investment	(3,545,001)
Benefits paid to participants	(606,317)
Transfers out	(375,175)
Administrative fees	(4,302)

Balance at December 31, 2008	$3,168,944

4. Investments
Investments that represented 5% or more of fair value of the Plan’s net assets available for benefits were as follows:

	December 31
	2008	2007

TechTeam Global Stock Fund *	$3,168,944	$6,647,198
Principal Global Investors — Fixed Income Guaranteed Option	1,891,879	1,366,317
American Fund Service Co — Am Fds Grth Fd of Am R3 Fund	829,657	1,681,946
American Century Inv. Mgmt — Am Cent Heritage A Fund	774,494	1,648,548
Principal Global Investors — Diversified Intl Sep Acct	646,188	1,776,217
Goldman Sachs Asset Mgmt — Mid-Cap Value I Sep Acct	638,060	1,211,345
Columbus Circle Investors — Large Co Growth Sep Acct	610,691	1,336,084
Principal Global Investors — Large Cap Stk Idx Sep Acct	510,668	1,096,198
Alliance Cap Mgmt (Bernstein) — Ptr Lg-Cap Value Sep Acct	—	1,570,760

*	Denotes nonparticipant-directed investment

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)
4. Investments (continued)
During 2008, the Plan’s investments appreciated (depreciated) in fair value, as determined by quoted market prices or rate of return, as follows:

TechTeam Global Stock Fund	$(3,545,001)
Pooled separate accounts	(3,675,047)
Mutual Funds	(1,439,750)
Unallocated Contracts	63,120

$(8,596,678)

5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)
6. Reconciliation of Financial Statements to Form 5500
Contributions on the Form 5500 are recorded on the cash basis for the Plan year ended December 31, 2008. A reconciliation of net assets available for plan benefits per the December 31, 2008 financial statements to the Form 5500 is as follows:

Net assets available for plan benefits per the financial statements (accrual basis)	$13,427,581
Contributions receivable on the accrual basis	(89,523)

Net assets available for plan benefits per the Form 5500 (cash basis)	$13,338,058

A reconciliation of the contributions made for plan benefits per the December 31, 2008 financial statements to the respective Form 5550 is as follows:

Contributions made for benefits per the financial statements (accrual basis)	$2,970,860
Contributions receivable on the accrual basis	(89,523)
Contributions receivable reversal on the accrual basis	283,669
Contributions receivable reversal on the modified cash basis	(102,352)

Contributions made for benefits per the Form 5500 (cash basis)	$3,062,654

7. Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 6, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)
8. Financial Instruments Measured at Fair Value
On January 1, 2008, the Company adopted the provisions of SFAS No. 157, Fair Value Measurements (“SFAS 157”) related to financial assets and liabilities as well as other assets and liabilities carried at fair value on a recurring basis. The valuation techniques required by SFAS 157 are based on observable and inobservable inputs using the following hierarchy:
Level 1 —Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 —Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3 —Unobservable inputs that reflect the reporting entity’s own assumptions.
The following table presents the Plan’s fair value hierarchy for those assets measured at fair value:

		Quoted
		Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	December 31,	Items	Inputs	Inputs
Investment Category	2008	(Level 1)	(Level 2)	(Level 3)

Pooled separate accounts	$5,083,051	$—	$4,891,639	$191,412
Mutual funds	2,600,792	2,600,792	—	—
Unallocated contracts	1,891,879	—	—	1,891,879
TechTeam Global, Inc. common stock	3,168,944	3,168,944	—	—
Participant loans	593,392	—	—	593,392

Total	$13,338,058	$5,769,736	$4,891,639	$2,676,683

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)
8. Financial Instruments Measured at Fair Value (continued)
Level 3 assets are not readily corroborated by observable market data. Fair value for the pooled separate accounts was provided by Principal Financial Group and the plan administrator compared a sample of underlying assets with quoted market sources. As more fully described in Note 2, the unallocated contract is valued at contract value which approximates fair value. The participant loan is valued at cost plus accrued interest, which approximates fair value. The following table represents a reconciliation of all Level 3 investments:

	Balance at			Purchases,	Balance at
	December 31,	Total	Interest	Issuances,	December
Investment Category	2007	Losses	Credited	Settlements	31, 2008

Unallocated contracts	$1,366,317	$—	$63,121	$462,441	$1,891,879
Pooled separate accounts	47,887	(26,955)	—	170,480	191,412
Participant loans	639,972	—	—	(46,580)	593,392
9. Subsequent Event
The Company suspended matching contributions under the Plan for all employees effective April 27, 2009.

Supplemental Schedules

TechTeam Global Retirement Savings Plan
EIN: 38-2774613 Plan: 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2008

		Description of Investment
		Including Maturity Date,
Identity of Issue, Borrower		Rate of Interest, Collateral,		Current
or Similar Party		Par or Maturity Value	Cost	Value

	Principal Global Investors	Fixed Income Guaranteed Option	***	$1,891,879
	American Funds Service Co	Am Fds Grth Fd of Am R3 Fund	***	829,657
	American Century Inv Mgt	Am Cent Heritage A Fund	***	774,494
	Principal Global Investors	Diversified Intl Sep Acct	***	646,188
	Goldman Sachs Asset Mgt	Mid-Cap Value I Sep Acct	***	638,060
	MFS Investment Management	MFS Value R2 Fund	***	626,339
	Columbus Circle Investors	Large Co Growth Sep Acct	***	610,691
	Principal Global Investors	Principal LifeTm 2030 Sep Acct	***	550,026
	Principal Global Investors	Large Cap Stk Idx Sep Acct	***	510,668
	Principal Global Investors	Principal LifeTm 2020 Sep Acct	***	458,640
	Principal Global Investors	Bond and Mtg Sep Acct	***	404,402
	Principal Global Investors	Principal LifeTm 2040 Sep Acct	***	362,874
	Principal Global Investors	Principal U.S. Property Sep Acct	***	191,412
	Franklin Advisors, Inc	Franklin Small Cap Value R Fund	***	189,323
	Principal Global Investors	Sm-Cap Growth III Sep Acct	***	186,480
	Principal Global Investors	Intl Emerging Mkts Sep Acct	***	172,588
	Principal Global Investors	Principal LifeTm 2050 Sep Acct	***	147,508
	Excelsior Mutual Funds	Excelsior Val & Restruct R Fund	***	124,689
	Principal Global Investors	Prin LifeTm Str Inc Sep Acct	***	64,798
	Davis Funds	Davis New York Venture R Fund	***	56,290
	Principal Global Investors	Principal LifeTm 2010 Sep Acct	***	54,115
	Principal Global Investors	Medium Company Blend Sep Acct	***	44,118
	Principal Global Investors	Sm Cap Stk Idx Sep Acct	***	40,483
*	Participants	Loans to participants at interest rates ranging from 6% to 10.5%, with various maturity dates	n/a	593,392
**	TechTeam Global, Inc.	TechTeam Global Stock Fund	$6,219,969	3,168,944

				$13,338,058

*	Party-in-interest

**	Party-in-interest, nonparticipant-directed fund

***	Cost is not required for participant-directed investments

TechTeam Global Retirement Savings Plan
EIN: 38-2774613 Plan: 001
Schedule H, Line 4j—Schedule of Reportable 5% Transactions
December 31, 2008

		Purchase	Cost of	Selling
Identity of Party Involved	Description of Asset	Price	asset	Price	Net Gain

Principal Global Investors	Fixed Income Guaranteed Option	$970,896	$508,454	$508,454	—
Alliance Cp Mgt (Bernstein)	Ptr Lg-Cap Value Sep Acct	21,432	534,643	1,076,339	541,696
TechTeam Global, Inc.	TechTeam Global Stock Fund	1,200,787	524,544	1,134,098	609,554
There were no category (i), (ii) or (iv) reportable transactions during 2008.

SIGNATURES
The Plan.	Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the TechTeam Global Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

June 25, 2009	TechTeam Global Retirement Savings Plan
	By:	/s/ Heidi K. Hagle
Heidi K. Hagle
Vice President, Human Resources